Exhibit 99.2

SILVERCORP METALS INC.

Suite 1378 – 200 Granville Street

Vancouver, BC, V6C 1S4

INFORMATION CIRCULAR

FOR THE 2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD AT 10:00 A.M. ON THE 30th DAY OF SEPTEMBER, 2009

This information is given as at August 19, 2009

This Information Circular is furnished in connection with the solicitation of proxies by the management (the “Management”) of SILVERCORP METALS INC. (the “Company”), for use at the Annual Meeting (the “Meeting”) of the shareholders of the Company, to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournments thereof.

In this Information Circular, references to “the Company”, “we” and “our” refer to SILVERCORP METALS INC. “Common Shares” means common shares without par value in the capital of the Company.

SOLICITATION OF PROXIES

This solicitation is made on behalf of Management of the Company.  Solicitation of proxies will be conducted by mail, and may be supplemented by telephone or other personal contact to be made without special compensation by directors, officers and employees of the Company or by the Company’s registrar and transfer agent.  All costs of solicitation will be borne by the Company.

Unless the context otherwise requires, references herein to “Silvercorp” mean the Company and its subsidiaries. The principal executive office of the Company is located at Suite 1378 – 200 Granville Street, Vancouver, British Columbia, Canada, V6C 1S4. The telephone number is (604) 669-9397, toll free telephone number is 1-888-224-1881, and the facsimile number is (604) 669-9387. The Company’s website address is www.silvercorp.ca. The information on that website is not incorporated by reference into this Information Circular. The registered and records office of the Company is located at Suite 1378 – 200 Granville Street, Vancouver, British Columbia, Canada, V6C 1S4.

Unless otherwise indicated, all currency amounts stated in this Information Circular are stated in the lawful currency of the United States.

PROXY INSTRUCTIONS

Appointment of Proxyholder(s)

The persons named in the accompanying Form of Proxy are Directors and/or Officers of the Company.  A shareholder has the right to appoint some other person, who need not be a shareholder, to represent the shareholder at the Meeting by striking out the names of the persons designated in the accompanying Form of Proxy and by inserting that other person’s name in the blank space provided.

The instrument appointing a proxyholder must be signed in writing by the shareholder, or such shareholder’s attorney duly authorized in writing.  If signed by a duly authorized attorney, the Form of Proxy must be accompanied by the original power of attorney or a notarially certified copy thereof.  If the shareholder is a corporation, the instrument appointing a proxyholder must be in writing signed by an officer or attorney of the corporation duly authorized by resolutions of the directors of such corporation, which resolutions must accompany such instrument.

An instrument of proxy will only be valid if it is duly completed, signed, dated and received at the Company's registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”) in accordance with the instructions provided on the Proxy, not less than forty eight 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the holding of the Meeting, unless the Chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

REVOCATION OF PROXIES

A shareholder may revoke a proxy by delivering an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing, or where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, either at the office of the Company at any time up to and including the last business day preceding the day of the Meeting, or with the consent of the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, before any vote in respect of which the proxy is to be used shall have been taken. A shareholder may also revoke a proxy by depositing another properly executed instrument appointing a proxyholder bearing a later date with the Company’s registrar and transfer agent in the manner described above, or in any other manner permitted by law.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to revocation.

HOW TO VOTE

Only registered shareholders (“Registered Shareholders”) or their duly appointed proxyholders are permitted to vote at the Meeting.  Non-Registered Shareholders are not permitted to vote at the Meeting as only proxies from Registered Shareholders can be recognized and voted at the Meeting. You may vote as follows:

Registered Shareholders: If you are a Registered Shareholder you may vote by attending the Meeting in person, or if you do not plan to attend the Meeting, by completing the proxy and delivering it according to the instructions contained in the form of proxy and this Management Information Circular.

Non-Registered Shareholders: Only registered shareholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders (“Non-Registered Shareholders”) because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. Common Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the Common Shares of the Company (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant. In accordance with applicable securities law requirements, the Company will have distributed copies of the notice of meeting, this management information circular and the form of proxy (which includes a place to request copies of the Company’s annual and/or interim financial statements and MD&A or to waive the receipt of the annual and/or interim financial statements and MD&A) (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders. Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non- Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(i)

be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(ii)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Company's registrar and transfer agent, Computershare.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares of the Company they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven days prior to the Meeting.

VOTING OF SHARES AND EXERCISE OF DISCRETION BY PROXIES

If you complete your proxy properly, then the nominee named in the accompanying form of proxy will vote or withhold from voting the Common Shares represented by the proxy in accordance with your instructions.  If you do not specify a choice on any given matter to be voted upon your Common Shares will be voted in favour of such matter. The proxy grants the nominee the discretion to vote on amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters that may properly come before the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.  For the purpose of this paragraph, “Person” shall include each person: (a) who has been a director, executive officer or insider of the Company at any time since the commencement of the Company's last completed financial year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

The Company is authorized to issue an unlimited number of Common Shares without par value, each share carrying the right to one vote.  As at the date hereof, the Company has issued and outstanding 161,587,001 fully paid and non-assessable Common Shares.  The Company has no other classes of securities.

The directors of the Company have fixed August 19, 2009 as the record date for the determination of shareholders entitled to receive the Notice of Meeting and to vote at the Meeting.  Any such shareholder who either personally attends the Meeting or has completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have his or her Common Shares voted at the Meeting.

On a show of hands, every individual who is present as a registered shareholder or as a representative of a registered shareholder will have one vote (no matter how many shares such registered shareholder holds).  On a poll, every Registered Shareholder present in person or represented by a proxy and every person who is a representative of a Registered Shareholder, will have one vote for each Common Share registered in the name of the registered shareholder on the list of Registered Shareholders, which is available for inspection during normal business hours at Computershare and at the Meeting.  Registered Shareholders represented by proxyholders are not entitled to vote on a show of hands.

To the knowledge of the directors and executive officers of the Company, there are no persons who, or companies that beneficially owned, or controlled or directed, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company as at August 19, 2009.

NUMBER OF DIRECTORS

Management of the Company is seeking shareholder approval of an ordinary resolution fixing the number of directors of the Company at seven for the ensuing year.

ELECTION OF DIRECTORS

Management intends to propose for adoption an ordinary resolution that the number of directors of the Company be fixed at seven.  If there are more nominees for election then there are vacancies to fill, those nominees receiving the greatest number of votes will be elected until all such vacancies have been filled.

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the shareholders, or until his successor is elected or appointed, unless that person’s office is earlier vacated in accordance with the Articles of the Company or with the provisions of the Business Corporations Act (British Columbia) (the “BCBCA”).  Management has received written consent from all director nominees of their willingness and ability to serve as a director.  Each director nominee has also agreed that if the number of Common Shares withheld exceeds the number of Common Shares voted in favour, the director nominee shall be considered not to have received support of the shareholders and will tender his or her resignation. In the absence of instructions to the contrary, the accompanying form of proxy will be voted for the nominees herein listed.

The following table sets out the names of management’s nominees for election as directors, the municipality and province or state, and country in which each is ordinarily resident, all offices of the Company now held by each of them, each nominee’s principal occupation, business or employment, the period of time for which each nominee has served as a director of the Company, and the number of Common Shares of the Company that each nominee beneficially owned, or controlled or directed, directly or indirectly, as of August 19, 2009.

Name and Municipality of Residence(1)	Current Positions and Offices Held	Principal Occupations During Last Five Years(1)(2)	Date of Appointment as a Director	Shares Beneficially Owned (4)
Dr. Rui Feng West Vancouver, BC Canada	Chairman, Chief Executive Officer and Director	Chairman and CEO of the Company from September 2003 to present; President and Director of New Pacific Metals Corp. since May 2004; CEO and Director of Pacific Metals Inc. from August 2000 to December 2002; Director of the Canada China Business Council - BC Chapter Board; Vice President of Canada-China Business Association.	September 4, 2003	3,399,800

Name and Municipality of Residence(1)	Current Positions and Offices Held	Principal Occupations During Last Five Years(1)(2)	Date of Appointment as a Director	Shares Beneficially Owned(4)
S. Paul Simpson (5)(6)(7) Vancouver, BC Canada	Director	Lawyer with Armstrong Simpson, Barristers & Solicitors.	June 24, 2003	758,955
Greg Hall(3) Vancouver, BC Canada	Director	Chairman of Ivory Energy Inc. from June 2006 to March 2009; Financial Consultant, February 2005 to Present; Senior V.P. Leede Financial Markets from February 2003 to February 2005.	March 23, 2005	450,000
Earl Drake(3)(5) Vancouver, BC Canada	Director	Adjunct Professor, Simon Fraser University at David Lam Centre for International Communication; Project Adviser, China Council for International Cooperation on Environment and Development; Vice Chairman, Canada China Business Council.	July 24, 2006	13,100
Yikang Liu(3)(5) Beijing, China	Director	Deputy Secretary General of China Mining Association since May 2001; Director of New Pacific Metals Corp. September 2004 to July 2006.	July 24, 2006	39,900
Robert Gayton(3)(8) West Vancouver, BC, Canada	Director	Chief Financial Officer of Western Silver Corporation from 1996 to 2004; director of Western Silver orporation (2004 to 2005), Bema Gold Corporation (2003-2007); Northern Orion Resources Inc.(2004-2007) and Doublestar Resources (2000-2007). Currently a director of Nevsun Resources Ltd.; Amerigo Resources Ltd.; Intrinsyc Software International Inc.; Palo Duro Energy Inc.; B2Gold Corp.; Quaterra Resources Inc.; Western Copper Corp.; Eastern Platinum Ltd. and Trans National Minerals Inc.	September 30, 2008	Nil

(1)

The information as to municipality of residence and principal occupation of each nominee and Common Shares beneficially owned, directly or indirectly, or controlled is not within the knowledge of the management of the Company and has been individually furnished by the respective nominee.

(2)

Includes occupations for the preceding 5 years unless the director was elected at the previous Annual Meeting and was shown as a nominee for election as a director in the Information Circular for that meeting.

(3)

Member of Audit Committee.

(4)

The approximate number of Common Shares of the Company carrying the right to vote in all circumstances beneficially owned, or controlled or directed, directly or indirectly, is based upon information furnished to the Company by each proposed nominee as at the date hereof.

(5)

Member of Corporate Governance and Compensation Committee.

(6)

Mr. Simpson is Corporate Secretary of Salmon River Resources Ltd. (formerly WPI Gold Ltd.) (“WPI”). As a result of failure to file financial statements on time, WPI was the subject of CTOs issued by the ASC April 4, 2003 (revoked May 15, 2004) and December 5, 2003 (revoked on October 31, 2005), and the BCSC issued a CTO against WPI November 25, 2003, (revoked February 9, 2004).  Revocations of the CTO’s were issued when appropriate materials were filed.

(7)

Mr. Simpson was also the Corporate Secretary of Tournigan Ventures Corporation (now named Tournigan Gold Corporation) (“TVC”) on January 21, 2002, when the British Columbia Securities Commission issued a cease trade order against TVC for failure to file its audited financial statements and supporting documentation within the time provided. Upon raising necessary funds to pay the auditors, financial statements were completed and filed and the cease trade order was lifted by the British Columbia Securities Commission on April 23, 2002, and by the Alberta Securities Commission on May 10, 2002.

(8)

Robert Gayton, a director of the Company, was a director and officer of Newcoast Silver Mines Ltd. at the date of a cease trade order issued by the British Columbia Securities Commission on September 30, 2003 and by the Alberta Securities Commission on October 31, 2003 for failure to file financial statements. The orders were revoked on October 23, 2003 and March 25, 2004, respectively.

As at the date of this Information Circular and within the ten years before the date of this Information Circular, except as disclosed above, no proposed director:

(a)

is or has been a director, chief executive officer or chief financial officer of any company (including the Company), that while that person was acting in that capacity:

i.

was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

ii.

was subject to an event that resulted, after the director, chief executive officer or chief financial officer, ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)

is or has been a director or executive officer of any company (including the Company), that while that person was acting in that capacity or; within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has within 10 years before the date of the Information Circular became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Except as disclosed above, no proposed director of the Company has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

CORPORATE GOVERNANCE

Board of Directors

In compliance with the requirements of the BCBCA, the directors are elected by the shareholders to manage, or supervise the management of, the business and affairs of the Company.  In exercising their powers and discharging their duties, the directors are required to act honestly and in good faith with a view to the best interests of the Company, and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board has adopted a description of how it delineates its roles and stewardship responsibilities in The Board of Director Charter, which is attached hereto as Schedule “1”.  This description incorporates the guidelines and principles outlined in National Instrument 52-110 – Audit Committees (“NI 52-110”), National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 - Corporate Governance Guidelines (“NP 58-201”).

The Board believes that good corporate governance is important to the effective performance of the Company and plays a significant role in protecting shareholders’ interests and maximizing value for the shareholders of the Company.

The disclosure regarding the Company’s corporate governance practices that is required by NI 58-101 is set out in Appendix “A” to this Information Circular.

Summary of Attendance of Directors

The following table sets out the attendance of directors at Board meetings and meetings of the committees of the Board of which they were members during the year ended March 31, 2009:

Meeting(s) Attended in the Most Recently Completed Financial Year
Director	Board	Corporate Governance and Compensation Committee	Audit Committee
	6 Meetings	3 Meetings	4 Meetings
Dr. Rui Feng, Director, Chairman & CEO	4 out of 4(1)	N/A	N/A
Myles Gao, Director, President & COO	6 out of 6	N/A	N/A
S. Paul Simpson, Director	5 out of 5(2)	3 out of 3	N/A
Greg Hall, Director	6 out of 6	N/A	4 out of 4
Earl Drake, Director	6 out of 6	3 out of 3	4 out of 4
Yikang Liu, Director	6 out of 6		4 out of 4
Robert Gayton, Director	3 out of 3(3)	3 out of 3	2 out of 2

(1)

Dr. Rui Feng recused himself from 2 meetings for which there was an actual or potential conflict of interest.

(2)

Paul Simpson recused himself from 1 meeting for which there was an actual or potential conflict of interest.

(3)

Robert Gayton joined the board in September 2008.

CORPORATE GOVERNANCE AND COMPENSATION COMMITTEE

The Corporate Governance and Compensation Committee is responsible for assisting the Board in establishing and maintaining a sound system of corporate governance through a process of continuing assessment and enhancement. The Corporate Governance and Compensation Committee works to ensure that the Board functions independently of management, that management is clearly accountable to the Board, and that procedures are in place to monitor the effectiveness of the performance of the Board, the Committees of the Board and individual directors.

In addition, the Corporate Governance and Compensation Committee is responsible for determining and approving compensation for directors and senior officers.  Fees payable to management and directors have been determined using a number of factors, such as the nature and extent of the contributions by individual directors, and by direct comparison with other companies of similar size, complexity and risk profile.

The Corporate Governance and Compensation Committee was previously two separate committees.  The charter previously prepared for the Corporate Governance Committee is attached hereto as Schedule “2” and the charter previously prepared for the Compensation Committee is attached hereto as Schedule “3”.  Both charters apply to the Corporate Governance and Compensation Committee. The Corporate Governance and Compensation Committee is comprised of Paul Simpson, Earl Drake, and Yikang Liu, all of whom are independent directors pursuant to NI 52-110.

The Corporate Governance and Compensation Committee will be re-constituted after the Meeting.

AUDIT COMMITTEE

For information regarding the Audit Committee, see the Company’s annual information form (the “AIF”) dated June 5, 2009 under the heading “Audit Committee”, including a copy of the Audit Committee charter which is attached to the AIF as Schedule “1”. The AIF is available under the Company’s profile at www.sedar.com.

EXECUTIVE COMPENSATION

Executive Compensation

The following table sets forth a summary of the total compensation during the three most recently completed financial years paid to the Company’s Chief Executive Officer, Chief Financial Officer, and the three other most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the Chief Executive Officer and Chief Financial Officer, at the end of the most recently completed financial year whose total compensation was, individually, more than CAD$150,000 and any additional individuals who satisfy these criteria but for the fact that individual was not serving as an officer, nor acting in a similar capacity, at the end of the most recently completed financial year, hereinafter referred to as the Named Executive Officers (the “NEOs”).

Summary Compensation Table

Name and principal position	Fiscal Year Ended March 31,	Salary ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long term incentive plans
Dr. Rui Feng Chairman, CEO, and Director	2009	Nil	Nil	Nil	Nil	Nil	Nil	409,449(1)	409,449
	2008	Nil	Nil	571,110(6,7,8)	Nil	Nil	Nil	270,695(1)	841,805
	2007	Nil	Nil	Nil	Nil	Nil	Nil	152,599(1)	152,599
Myles Gao President, COO, and Director	2009	Nil	Nil	290,305(6,7,9)	Nil	Nil	Nil	218,642(2)	508,947
	2008	Nil	Nil	571,110(6,7,9)	Nil	Nil	Nil	202,449(2)	773,559
	2007	Nil	Nil	Nil	Nil	Nil	Nil	129,782(2)	129,782
Grace Soo(3) former CFO	2009	72,798(6)	Nil	87,092(6,7)	Nil	Nil	Nil	51,747(3)	211,637
	2008	149,358(6)	Nil	114,222(6,7)	Nil	Nil	Nil	Nil	263,580
	2007	69,556(6)	Nil	414,983(6,7)	Nil	Nil	Nil	Nil	484,539
Maria Tang(5) Interim CFO	2009	61,479(6)	Nil	71,023(6,7)	Nil	Nil	Nil	Nil	132,502
	2008	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2007	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Lorne Waldman(4) Corporate Secretary	2009	145,597(6)	Nil	87,092(6,7)	Nil	Nil	Nil	Nil	232,689
	2008	79,871(6)	Nil	139,944(6,7)	Nil	Nil	Nil	Nil	219,815
	2007	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)

Consulting fees payable to a firm controlled by Dr. Rui Feng pursuant to a Consulting Agreement dated May 1, 2003, and reviewed and adjusted annually by the board of directors. The consulting fee was paid in Canadian dollars and was translated into US dollars using quarterly average rate. The average translation rates between US dollars and Canadian dollars used for fiscal 2009, 2008 and 2007 are 1.110, 1.0322, and 1.1058 respectively. No compensation was paid to Dr. Rui Feng for his services as a director of the Company in 2009, 2008, or 2007.

(2)

Consulting fees payable to Myles Gao and to a firm controlled by Myles Gao pursuant to a Consulting Agreement dated March 1, 2004. and reviewed and adjusted annually by the Chief Executive Officer.  The consulting fee was paid in Canadian dollars and was translated into US dollars using quarterly average rate. The average translation rates between US dollars and Canadian dollars for fiscal 2009, 2008 and 2007 were 1.110, 1.0322, and 1.1058 respectively.  No compensation was paid to Myles Gao for his services as a director of the Company in 2009, 2008, or 2007.

(3)

Grace Soo was appointed as CFO of the Company in September 5, 2006 and resigned in September 2008. The other compensations represented her severance pay and one month consulting fee after her resignation and were paid in Canadian dollars. The translation rate, which was CAD$1.1848 per US$1, was the average rate of the month the fee paid to Grace Soo.

(4)

Lorne Waldman was appointed as Corporate Secretary of the Company in September 2007.

(5)

Maria Tang was appointed as Interim CFO of the Company in October 2008.

(6)

Salary is paid in Canadian dollars and Option-based award is calculated in Canadian dollars. Salary and Option-based award are translated in US dollars using the annual average exchange rate. The translation rates used for fiscal 2009, 2008, and 2007 are 1.1264, 1.0322 and 1.1386 respectively.

(7)

The Company has adopted CICA 3870 Stock-based Compensation and Other Stock-based Payments to account for the issuance of stock options to employees and non-employees. The fair value of stock option is estimated at the grant date using the Black-Scholes Option Pricing Model which requires the input of a number of assumptions. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside of the control of the Company. The following summarizes the key assumption used to calculate the fair value of each set of options granted in each fiscal year ended March 31:

	Year of options granted	Grant date	Options granted	Exercise price (CAD$)	Expired dates	Weighted average expected lives (years)	Weighted average risk free rates	Weighted average voltiities	Weighted average fairvalue per option(CAD$)
Rui Feng	2008	11-Apr-07	150,000	$6.74	10-Apr-12	3.5	4.11%	91%	$3.93
Myles Gao	2009	2-Jul-08	100,000	$5.99	1-Jul-13	4	3.42%	75%	$3.27
	2008	11-Apr-07	150,000	$6.74	10-Apr-12	3.5	4.11%	91%	$3.93
Grace Soo	2009	2-Jul-08	30,000	$5.99	1-Jul-13	4	3.42%	75%	$3.27
	2008	11-Apr-07	30,000	$6.74	10-Apr-12	3.5	4.11%	91%	$3.93
	2007	29-Aug-06	150,000	$4.43	29-Nov-11	3	4.01%	118%	$3.15
Maria Tang	2009	1-Oct-08	50,000	$3.05	1-Oct-13	4	2.04%	76%	$1.60
Lorne Waldman	2009	2-Jul-08	30,000	$5.99	1-Jul-13	4	3.42%	75%	$3.27
	2008	2-Oct-07	45,000	$6.95	1-Oct-12	3.5	4.16%	71%	$3.21

*All options granted to the above Named Executive Officers vest over a three year period, with 8.3% of the options vesting every quarter.

(8)

Of this amount the following amounts were compensation to Dr. Rui Feng for his services as a director of the Company: $Nil (2009), $Nil (2008), and $Nil (2007).

(9)

Of this amount the following amounts were compensation to Myles Gao  for his services as a director of the Company: $$Nil (2009), $$Nil (2008), and $Nil (2007).

Outstanding Share-based Awards and Option-based Awards

The following table summarizes awards outstanding at fiscal year ended March 31, 2009 for each NEO.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options	Option exercise price (CAD$)	Option expiration date	Value of unexercised in- the-money options (1) (CAD$)	Number of share or units of share that have not vested (#)	Market or payout value of share-based awards that have not vested (CAD$)
Dr. Rui Feng Chairman, CEO and Director	690,000	0.18	24-Oct-09	1,835,400	Nil	Nil
	150,000	6.74	10-Apr-12	Nil	Nil	Nil
Myles Gao COO, President and Director	150,000	6.74	10-Apr-12	Nil	Nil	Nil
	1,000,000	5.99	01-Jul-13	Nil	Nil	Nil
Maria Tang Interim CFO	50,000	3.05	01-Oct-13	Nil	Nil	Nil
Lorne Waldman Corporate Secretary	45,000	6.95	01-Oct-12	Nil	Nil	Nil
	30,000	5.99	01-Jul-13	Nil	Nil	Nil

(1)

The closing price of the Company’s Common Shares on the Toronto Stock Exchange (the “TSX”) on March 31, 2009 was CAD$2.84.

Incentive Plan Awards – Value Vested or Earned during the Year

Name	Option-based awards - Value vested during the year (CAD$)	Share-based awards – Value vested during the year; (CAD$)	Non-equity incentive plan compensation – Value earned during the year (CAD$)
Dr. Rui Feng Chairman, CEO and Director	21,498	Nil	Nil

Myles Gao COO, President and Director	21,498	Nil	Nil
Grace Soo former CFO	42,045	Nil	Nil
Maria Tang Interim CFO	Nil	Nil	Nil
Lorne Waldman Corporate Secretary	750	Nil	Nil

Option Repricing

The Board of Directors, in an effort to encourage the CEO to exercise stock options and to continue to hold Common Shares on a tax deferred basis has, subject to shareholder approval, extended the expiry date by three month on 190,000 employee stock options granted to Dr. Rui Feng, the CEO of the Company, on October 24, 2004 at an exercise price of CAD$0.18 and with an expiry date of October 24, 2009. The fair value of stock option extension is estimated at the date the extension was proposed by the Compensation Committee using the Black-Scholes Option Pricing Model which requires the input of a number of assumptions and is estimated at $3,800.  Shareholders will be asked to approve a resolution to approve this extension of expiry date. See “Particulars of Other Matters to be Acted Upon – Approval of Option Exercise Date Extension”.

Pension Plan Benefits

The Company does not provide any pension plan benefits.

Termination of Employment, Changes in Responsibility & Employment Contracts

Employment Contracts

The Company does not have any employment contracts with the NEOs other than as disclosed below.

Dr. Rui Feng, Chairman, Chief Executive Officer and Director

Dr. Rui Feng entered into a consulting agreement with SKN Resources Ltd. (the former name of the Company) dated May 1, 2003 to provide the following services: assisting in introducing Company management and personnel to Chinese geological personnel; assisting in reviewing and acquiring mineral properties in China; and assisting in negotiating agreements, including mining agreements.  Dr. Rui Feng’s consultancy fee, as stipulated under the agreement was initially CAD$700 per day, plus applicable taxes, for each day services were provided to the Company.  In addition, the agreement provides Dr. Rui Feng with incentive stock options, finders fees or bonuses, in amounts to be determined by the Board of Directors, for bringing mineral resource acquisition opportunities to the Company. All travel and other expenses incurred in connection with the provision of services are reimbursable.

Dr. Rui Feng is prohibited, during the term of the agreement and for a period of two (2) years thereafter, from acquiring any interest, direct or indirect, through associates or affiliates, in any exploration concessions, mining claims, leases, mining rights, interest in land, fee lands, surface rights or water rights within ten (10) kilometers of any property in which the Company has an interest at the time of execution of, or acquires during the term of, the agreement.  Under the agreement either party may terminate the agreement for any reason upon 30 days written notice.

The initial term of the agreement was one year without any formal renewal provisions.  The agreement has been renewed and Dr. Rui Feng’s current billing rate is CAD$1,500 per day, as approved by the Board of Directors of the Company.  Starting January 1, 2009, this billing rate was reduced by 5% to CAD$1,425 per day as part of the Company wide cost-cutting measures announced at the end of the 2008 calendar year.

Myles Gao, President, Chief Operating Officer and Director

Myles Gao entered into a consulting agreement with SKN Resources Ltd. (the former name of the Company) dated March 1, 2004 to provide services ancillary to the office of President by a company customarily listed on the TSX Venture Exchange.

Myles Gao’s consultancy fee, as stipulated under the agreement was initially CAD$10,000 per month, plus applicable taxes.  In addition, the agreement provides Myles Gao with incentive stock options, in amounts to be determined by the Board of Directors.  All travel and other expenses properly incurred in connection with the provision of services are reimbursable.

Myles Gao is prohibited, during the term of the agreement and for a period of two (2) years thereafter, from acquiring any interest, direct or indirect, through associates or affiliates, in any exploration concessions, mining claims, leases, mining rights, interest in land, fee lands, surface rights or water rights within ten (10) kilometers of any property in which the Company has an interest at the time of execution of, or acquires during the term of, the agreement.

The initial term of the agreement was one year without any formal renewal provisions.  The agreement has been renewed and Myles Gao’s current billing rate is CAD$20,833 per month, as approved by the Chief Executive Officer of the Company.

Under the terms of the agreement, either party may terminate the agreement upon thirty (30) days written notice to the other party, with no obligations of the Company to Myles Gao, other than for services performed up to the date of the termination.

Grace Soo, Chief Financial Officer

On August 26, 2006, Grace Soo entered into an employment agreement with the Company as Chief Financial Officer, effective September 5, 2006, for a term of three years.  Pursuant to the terms of the agreement, Grace Soo’s base salary was set at CAD$120,000 per annum, to be reviewed annually, with four weeks vacation, and she was granted 50,000 (pre-split) incentive stock options of the Company and 50,000 incentive stock options of New Pacific Metals Corp.  The agreement provides for reimbursement of all reasonable expenses incurred in connection with the performance of duties.  Ms. Grace Soo’s base salary was increased to CAD$168,000 per annum starting July 1, 2008. Upon Grace Soo’s resignation in September 2008, the Company paid her CAD$42,000 severance pay and CAD$14,000 as a consulting fee for a one month transition period.

Maria Tang, Interim Chief Financial Officer

Maria Tang entered into an employment agreement with the Company to engage Maria Tang as Chief Accountant of the Company effective October 1, 2008.  Pursuant to the terms of the agreement, Maria Tang received a base salary of CAD$132,000 per annum, during the first three months of her employment contract, which increased to CAD$145,000  per annum, to be reviewed annually.  Maria Tang is entitled to 3 weeks vacation annually, reimbursement of reasonable expenses incurred in connection with the performance of duties, and stock options and bonuses as determined by the Compensation Committee or Board.  The agreement may be terminated by the Company or Maria Tang upon one month’s notice within the first year and an additional month’s notice thereafter for each full or partial year of employment completed. Maria Tang assumed the title of Interim Chief Financial Officer upon the resignation of Grace Soo.  Maria Tang has also agreed to a “Non-Competition Period” of twelve months after the termination of her employment agreement.

Lorne Waldman, Corporate Secretary

Silvercorp entered into an employment agreement to engage Lorne Waldman as Corporate Secretary, effective September 10, 2007 at a base salary of CAD$130,000 per annum, to be reviewed annually.  During the first half of fiscal year 2009 the annual salary was increased in CAD$168,000 per annum, but was subsequently reduced on December 31, 2008 to CAD$160,000 as part of general cost cutting measures. Lorne Waldman is entitled to four weeks vacation annually, reimbursement of reasonable expenses incurred in connection with the performance of duties, and stock options and bonuses as determined by the Compensation Committee or Board.

The agreement may be terminated by Lorne Waldman upon one month’s notice, and by the Company without just cause with a termination payment equal to 4 months adjusted base salary, increasing after four years of service by one additional month per year of service up to a maximum of twelve months.

Change of Control Agreements

The Company has entered into Change of Control Agreements with each of Dr. Rui Feng, Myles Gao, Maria Tang and Lorne Waldman. The terms of the Change of Control Agreements provide that if an executive officer’s employment agreement or consulting agreement, as applicable, is terminated, other than for cause, within 18 months after a Change of Control, the executive officer shall be entitled to a lump sum payment equal to 18 months base compensation (24 months for Dr. Rui Feng), plus other sums owed for arrears of compensation and if awarded, bonus, continuation of benefits for 18 months (24 months for Dr. Rui Feng), and immediate vesting of all outstanding stock options.

The Change of Control Agreements deem a “Change of Control” to occur if: (i) if a merger, amalgamation, arrangement, consolidation, reorganization or transfer takes place in which equity securities of the Company possessing more than 50% of the total voting power of the Company are acquired by a person or persons different from the persons holding those equity securities immediately prior to such transaction, and the composition of the Board of Directors following such transaction is such that the directors of the Corporation prior to the transaction constitute less than 50% of the Board membership following the transaction; (ii) if any person, or any combination of persons acting jointly or in concert shall acquire or hold, directly or indirectly, 25% or more of the voting rights attached to all outstanding equity securities; (iii) if any person, or any combination of persons acting jointly or in concert shall acquire or hold, directly or indirectly, the right to appoint a majority of the directors of the Company; or (iv)  if the Company sells, transfers or otherwise disposes of all or substantially all of its assets.

Quantified Impact of Termination and Change of Control Provisions

If a change of control of the Company had occurred on March 31, 2009, the total estimated cash cost to the Company of related payments to the NEOs is estimated at CAD$1,516,500.  The following table shows estimated incremental payments in Canadian dollars triggered pursuant to termination of employment of a Named Executive Officer in accordance with the termination provisions described above:

Name	Termination Without Cause Under Agreement Provision Employment Value(1)(2)(3)	Termination on Change of Control Provision Value(1)(2)(3)
Dr. Rui Feng	$28,500	$684,000
Myles Gao	$20,833	$375,000
Maria Tang	$12,083	$217,500
Lorne Waldman	$53,333	$240,000

(1)

The termination values assume that the triggering event took place on the last business day of the Corporation’s financial year-end (March 31, 2009).

(2)

The accelerated option-based award value on the last business day of the Corporation’s year-end (March 31, 2009) was calculated based on the difference between the value of the options that would have vested and the closing price of the Company’s Common Shares on the TSX on March 31, 2009 of CAD$2.84.

(3)

Value of earned/unused vacation and amounts owing for expense reimbursement are not included as they are not considered as ‘‘incremental’’ payments made in connection with termination of employment.

Compensation Discussion and Analysis

During the 2009 fiscal year, total compensation paid to the Named Executive Officers has decreased relative to the prior year period for from $2,098,759 to $1,495,274. The reason for the 29% decline in compensation to the Named Executive Officers includes, (i) reduced value of stock option grants, (ii) a 5% reduction is base compensation as of the end of the 2008 calendar year, and (iii) not granting any bonuses for fiscal 2009.

The Company’s executive compensation program is overseen by the Corporate Governance and Compensation Committee of the Board of Directors. See “Corporate Governance and Compensation Committee” for a description of the composition of the Corporate Governance and Compensation Committee.  The committee is responsible for making recommendations to the Board with respect to the compensation of executive officers of the Company as well as with respect to the Company’s stock option plan. The committee also assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company.

In carrying out this mandate, the Committee assesses on an annual basis the performance of the CEO, relative to both industry performance and overall company performance, and compares total compensation to compensation paid by comparable companies.

In compensating its executive officers, packages are structured to enhance shareholder value and provide incentives that are commensurate with desired performance.  The Company has employed a combination of base compensation and equity participation through its stock option plan. In addition, the Company may from time to time award some of the executive officers or companies controlled by executive officers performance bonuses for the year. The Company does not offer securities purchase programs, shares or units that are subject to restrictions on resale or other incentive plans, and, except for stock options, focuses on annual, rather than long-term, compensation.

The Corporate Governance and Compensation Committee attempts to ensure that the compensation packages for executive officers and the overall equity participation plan are in line with publicly listed mining and mineral exploration companies of a comparable size and with operations at a similar or a more advanced stage.  The Corporate Governance and Compensation Committee does not rely on any formula, or objective criteria and analysis to determine an exact amount of compensation to pay.  Compensation decisions are made through discussion by the Corporate Governance and Compensation Committee, with input from the CEO, with the final recommendations of the Corporate Governance and Compensation Committee being submitted to the Board of Directors for further discussion and final approval.   The target is for the total compensation package granted to the CEO to be approximately in the middle range of other comparably sized mining companies, however there is not fixed formula, or pre-determined set of peer companies that is used for this determination.

Base Compensation

In the committee’s view, paying base compensation that is competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. The committee noted that as of December 31, 2008, the CEO had already reduced his base compensation by 5%.  The committee has  recommended to the Board of Director that the base compensation for the CEO be maintained for the upcoming fiscal after reviewing market data included in a salary survey compiled by a large international accounting firm.  The assessment was completed comparing the Company’s CEO’s salary with that of all Canadian mining companies with similar revenues. The committee currently delegates authority to establish base salaries for other officers to the CEO.

Short Term Incentive Plan

The Company does not maintain any Short Term Incentive Plans for its CEO or other Named Executive Officers.

Option-based Awards

The Company believes that encouraging its executive officers and employees to become shareholders is the best way of aligning their interests with those of its shareholders. Equity participation is accomplished through the Company’s stock option plan. Stock options are granted to executive officers taking into account a number of factors, including the amount and terms of options previously granted, base compensation and performance bonuses, if any, and competitive factors.   During the 2009 fiscal year, the Board granted to all optionees options to purchase a total of 745,000 Common Shares, which represented 0.5% of the outstanding Common Shares of the Company at year-end.

All options granted were granted at or above market prices, with a term of five years, and vesting in equal quarterly amounts over a three year vesting period.  Suggested grants of options is made by the CEO to the Corporate Governance and Compensation Committee, which considers the input of the CEO and then submits a recommendation for the grant of options to the board of directors for final approval.

At the Meeting, shareholders will be asked to approve a new Amendment to the Stock Option Plan in order to, among other things, convert the Stock Option Plan into a “rolling 10% plan” from a “fixed number plan”.  See “Particulars of Other Matters to be Acted Upon – Approval of Stock Option Plan Amendment”.  Shareholders will also be asked to pass a motion approving a three month extension to the expiry date on 190,000 employee stock options granted to the CEO on October 24, 2004 at an exercise price of CAD$0.18 and with an expiry date of October 24, 2009.  This is being done to encourage the CEO to exercise stock options and to continue to hold Common Shares on a tax deferred basis.  See “Particulars of Other Matters to be Acted Upon – Approval of Option Exercise Date Extension”.

Performance bonuses

Executive compensation in the form of performance bonuses awarded is related in part to the Company’s performance. It is difficult in the mineral exploration and early stage mining industry, where growth of the Company is in its early stages, to quantitatively measure the Company’s performance. However, it is possible to apply a combination of qualitative and quantitative metrics to this process, and the Company measures its performance by reviewing such items as:

-

earnings per share, cash flow per share, and overall financial performance;

-

growth in the Company’s total resources and reserves;

-

development progress on the Company’s projects;

-

the ability of the Company to recruit and attract professionals who are recognized as leaders within their sector;

-

confidence of the investment community in the Company; and

-

absence of negative dealings with respect to environmental issues, safety issues, or regulatory agencies.

Consideration for performance bonus awards for the fiscal 2009 year were based primarily on three elements: (1) share performance; (2) company performance, and (3) executive officer’s performance.  While the committee believes that the CEO did an excellent job navigating the company through the economic turmoil and quickly adjusting to the collapse of commodity prices in the later part of calendar year 2008, it decided against awarding any bonuses in light of overall share price performance, and decreases in earnings per share.

Performance Graph

The Common Shares of the Company commenced trading on the TSX on October 24, 2005 under the symbol “SVM” and prior to that time traded on the TSX Venture Exchange.  The Common Shares also trade on the NYSE AMEX, also under the symbol SVM. The following chart compares the total cumulative shareholder return for CDN$100 invested in Common Shares of the Company on April 1, 2004, with the cumulative total return of the S&P/TSX Composite Index and S&P/TSX Global Gold Index for the period from April 1, 2004 to March 31, 2009.  The Common Share performance as set out in the graph does not necessarily indicate future price performance and does not factor in the payment of dividends by Silvercorp to its shareholders.

The Company does take into account overall share price performance in determining executive compensation amounts; however, share price performance is just one of the many factors, as discussed above, that the Company takes into consideration. Overall the base salaries, or consulting fees, for the Named Executive Officers have had an upward trend, similar to the upward trend in the performance graph below; however, there is not a direct correlation between the Company’s share price performance and the amount of compensation paid to Named Executive Officers.

Cumulative Total Return
For Date	March 31, 2004	March 31, 2005	March 31, 2006	March 31, 2007	March 31, 2008	March 31, 2009
SVM	100.00	74.90	764.48	714.29	928.96	262.93
S&P/TSX Composite Index	100.00	111.96	141.05	153.34	155.49	101.57
S&P/TSX Global Gold Index	100.00	84.42	129.99	133.04	146.09	147.37

For Date	March 31, 2004	March 31, 2005	March 31, 2006	March 31, 2007	March 31, 2008	March 31, 2009
SVM Closing Price*	0.86	0.65	6.60	6.17	8.02	2.27
S&P/TSX Composite Index	8,585.93	9,612.38	12,110.61	13,165.50	13,350.13	8,720.39
S&P/TSX Global Gold Index	229.87	194.06	298.80	305.83	335.81	338.77

* CAD$ Closing share price adjusted for three-for-one stock split effective October 31, 2007.

Compensation of Directors

On September 29, 2008 the Board of Directors implemented a Directors’ Compensation Plan that pays each non-executive director CAD$25,000 per year. In addition, Committee Chairpersons are paid an additional CAD$5,000 per year, with the Chairman of the Audit Committee receiving an additional CAD$15,000 per year.  The Company has no formal plans pursuant to which cash or non-cash compensation was paid or distributed to executive officers for their roles as directors during the most recently completed financial year.  The Compensation Committee reviews the Directors’ compensation package on an annual basis and makes recommendations to the board of directors regarding director compensation when required.  For the fiscal year 2010 the Compensation Committee has recommended that no changes be made to directors’ compensation. The Company has no pension plan or other arrangement for non-cash compensation to the Directors, except incentive stock options.

The following table sets out compensation paid to directors in the financial year ended March 31, 2009:

Director compensation table(1)
Name	Fees earned (CAD$)	Share-based awards (CAD$)	Option-based awards (CAD$)	Non-equity incentive plan compensation (CAD$)	Pension value (CAD$)	All other compensation (CAD$)	Total (CAD$)
S. Paul Simpson	22,500	Nil	65,400	Nil	Nil	Nil	87,900
Greg Hall	18,750	Nil	65,400	Nil	Nil	Nil	84,150
Earl Drake	18,750	Nil	65,400	Nil	Nil	Nil	84,150
Yikang Liu	25,000	Nil	65,400	Nil	Nil	Nil	90,400
Robert Gayton	25,000	Nil	48,000	Nil	Nil	Nil	73,000
Total	110,000		309,600				419,600

(1)

Disclosure about compensation payable to Dr. Rui Feng and Myles Gao in their capacities as directors has already been disclosed above under the heading “Summary Compensation Table”.

There are no formal plans pursuant to which options to purchase securities of the Company are granted to executive officers.  The Company grants incentive stock options from time to time to its Directors, Officers and Employees in accordance with the policies of the TSX and its stock option plan, at the discretion of the Board.

The following table sets out the options received by directors, in their capacity as a director, during the financial year ended March 31, 2009:

Name of Director	Securities Under Options Granted	Exercise or Base Price (CAD$)	Market Value of Securities Underlying Options on Date of Grant (CAD$)	Expiration Date
S. Paul Simpson	20,000	$6.74	$6.74	April 10, 2012
Greg Hall	20,000	$6.74	$6.74	April 10, 2012
Earl Drake	20,000	$6.74	$6.74	April 10, 2012
Yikang Liu	20,000	$6.74	$6.74	April 10, 2012
Robert Gayton(1)	30,000	$3.05	$3.05	October 1, 2013
(1) Robert Gayton joined the board of directors on September 30, 2008.

The Company has adopted CICA 3870 Stock-based Compensation and Other Stock-based Payments to account for the issuance of stock options to employees and non-employees. The fair value of stock option is estimated at the grant date using the Black-Scholes Option Pricing Model which requires the input of a number of assumptions. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside of the control of the Company.  The following summarized the key assumption used to calculate the fair value of each set of options granted to directors, who are not NEOs, during the financial year ended March 31, 2009.

	Grant date	Options granted	Exercise price (CAD$)	Expired dates	Weighted average expected lives (years)	Weighted average risk free rates	Weighted average voltiities	Weighted average fair value per option (CAD$)
Paul Simpson	2-Jul-08	20,000	$5.99	1-Jul-13	4	3.42%	75%	$3.27
Greg Hall	2-Jul-08	20,000	$5.99	1-Jul-13	4	3.42%	75%	$3.27
Earl Drake	2-Jul-08	20,000	$5.99	1-Jul-13	4	3.42%	75%	$3.27
Yikang Liu	2-Jul-08	20,000	$5.99	1-Jul-13	4	3.42%	75%	$3.27
Robert Gayton	1-Oct-08	30,000	$3.05	1-Oct-13	4	2.04%	76%	$1.60

SECURITIES AUTHORIZED FOR ISSUANCE

UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is its stock option plan which was previously approved by the shareholders on November 14, 2002 and an amendment to the stock option plan was approved by the shareholders on October 20, 2004.  The stock option plan, with shareholder approval, was further amended October 24, 2005, to bring it into compliance with the policies of the TSX in conjunction with the listing of the Company’s share on the TSX on that date.  On August 24, 2006 an amendment to the stock option plan was approved by the shareholders to increase the maximum aggregate number of Common Shares issuable pursuant to options granted under the stock option plan, inclusive of all other stock options outstanding from 15,300,000 to 19,500,000.

The following table sets out equity compensation plan information as at the end of the financial year ended March 31, 2009:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (CAD$) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	3,524,703 Common Shares	$3.65	3,410,577 Common Shares
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	3,524,703 Common Shares	$3.65	3,410,577 Common Shares

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS

AND SENIOR OFFICERS

During the Company's last completed financial year ended March 31, 2009, no director or executive officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any of the foregoing persons has been indebted to the Company or any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or executive officers (or private companies controlled by them, either directly or indirectly) of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed in this Information Circular, since the commencement of the Company's most recently completed financial year, no informed person of the Company, nominee for election as a director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.  An “informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if and for so long as, it has purchased, redeemed or otherwise acquired any of its Common Shares.

APPOINTMENT OF AUDITORS

It is proposed that Ernst & Young, LLP, Chartered Accountants of Vancouver, British Columbia be reappointed as the auditors of the Company to hold office until the next annual meeting of the shareholders or until a successor is appointed, and that the directors be authorized to determine the auditor’s remuneration.  Ernst & Young, LLP was first appointed in May 2006.

Unless otherwise specified, the persons named in the enclosed Form of Proxy will vote for the appointment of Ernst & Young, Chartered Accountants, of Vancouver, BC as auditor of the Company until the next Annual General Meeting of shareholders, at a remuneration to be fixed by the directors.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Approval and Ratification of Acts of Directors and Officers

Shareholders will be asked to confirm, ratify and approve all acts, deeds, things done by, and the proceedings of the Directors and officers of the Company on behalf of the Company during the preceding year.

“RESOLVED, as an ordinary resolution, that:

1.

Notwithstanding (i) any failure to properly convene, proceed with, or record any meeting of the Board of Directors or shareholders of Silvercorp Metals Inc. (the “Company”) for any reason whatsoever, including, without limitation, the failure to properly waive or give notice of a meeting, hold a meeting in accordance with a notice of a meeting, have a quorum present at a meeting, sign the minutes of a meeting or sign a ballot electing a slate of directors; or (ii) any failure to pass any resolution of the Directors or shareholders of the Company or any articles of the Company for any reason whatsoever, all approvals, appointments, elections, resolutions, contracts, acts and proceedings enacted, passed, made done or taken since April 1, 2008 as set forth in the minutes of the meetings, or resolutions of the Board of Directors or shareholders of the Company or other documents contained in the minutes book and record book of the Company, or in the financial statements of the Company, and all action heretofore taken in reliance upon the validity of such minutes, documents and financial statements, are hereby sanctioned, ratified, confirmed and approved; and,

2.

Without limiting the generality of the foregoing, all resolutions, contracts, acts and proceedings of the Board of Directors of the Company enacted, made, done or taken since the last Annual and Special General Meeting as set forth or referred to in the minutes and record books of the Company or in the financial statements of the Company, are hereby approved, ratified and confirmed.”

Approval of Stock Option Plan Amendments

Description of the Current Stock Option Plan

The Plan has been established to attract and retain directors, officers, employees and consultants to the Company and to motivate them to advance the interests of the Company by affording them with the opportunity to acquire an equity interest in the Company.  The Plan is administered by the directors and the Corporate Governance and Compensation Committee of the Company.  The Plan currently provides that the aggregate number of Common Shares issuable under the Plan, inclusive of all other stock options outstanding shall not exceed 19,500,000.

The Board, or a committee appointed for such purposes, may from time to time designate, by resolution, to bona fide Employees, Consultants, Officers or Directors (collectively, the “Eligible Persons”), or corporations employing or wholly owned by such Eligible Persons options to acquire Common Shares in such numbers, for such terms and at such exercise prices as may be determined by the Board or such committee. The purpose of this Plan is to attract and retain Eligible Persons and to motivate them to advance the interests of the Company by affording them with the opportunity to acquire an equity interest in the Company through options granted under this Plan to purchase Common Shares.

The maximum number of Common Shares that may be reserved for issuance for all purposes under the Plan is 19,500,000 Common Shares which represents 12.07% of the issued and outstanding Common Shares.  Any Common Shares subject to a share option which for any reason is cancelled or terminated without having been exercised will again be available for grant under the Plan.  As at August 19, 2009, of the 19,500,000 Common Shares reserved for issuance under the Plan, 12,564,720 options have been exercised and 4,497,703 options (representing 2.78% of the Company’s issued and outstanding Common Shares) remain outstanding, leaving 2,437,577 options  (representing 1.51% of the Company’s issued and outstanding Common Shares) remain available for future grant.

The maximum number of Common Shares that may be reserved for issuance to insiders of the Company under the Plan and under any other share compensation arrangement is limited to 10% of the Common Shares outstanding at the time of grant, unless authorized by shareholders of the Company. The maximum number of Common Shares issued to each Eligible Person under the Plan and under any other share compensation arrangement is limited to 5% of the Common Shares outstanding at the time of the grant.

The Board may from time to time, subject to applicable law and to the prior approval, if required, of the TSX or any other regulatory body having authority over the Company or the Plan or, if required by the rules and policies of the TSX, the shareholders of the Company, suspend, terminate or discontinue the Plan at any time, or amend or revise the terms of the Plan or of any option granted under the Plan.

The Board has the authority under the Plan to establish the option price at the time each share option is granted. The exercise price of an option may not be less than the price at which options may be granted in accordance with TSX policies at the time of granting the options. The Board, or a committee appointed for such purposes, also has the authority under the Plan to determine other terms and conditions relating to the grant of the options, including any applicable vesting provisions.

The term of the options granted under the Plan shall expire on a date determined by the Board, which may not be later than 10 years from the date of grant of the option. All options granted under the Plan are not assignable or transferable other than by will or the laws of succession, except that, if permitted by the rules and policies of the Exchange, an optionee shall have the right to assign any option granted to a trust, RRSP, RESP or similar legal entity. If an optionee ceases to be an Eligible Person for any reason whatsoever other than death, each option held by such optionee will cease to be exercisable 90 days following the termination date (being the date on which such optionee ceases to be an Eligible Person). If an optionee dies, the legal representative of the optionee may exercise the optionee’s options within one year after the date of the optionee’s death but only up to and including the original option expiry date.

Description of the Amendments to the Plan

The Board of Directors has approved and recommended that the shareholders approve certain amendments to the Plan. A copy of the Plan incorporating the proposed amendments (the “Amended Plan”) is attached hereto to this as Schedule “5”.

The material proposed changes to the Plan are as follows:

•

A change to the minimum exercise price for Options to be the closing market price for the Company’s Shares on the TSX on the trading day prior to the date of grant of the Options (Section 1.01(m) of Schedule “5”).

•

A provision under which options that would otherwise expire during “no trading” periods (“Blackout Periods”) established by the Company will be extended for 10 business days after the Blackout Period expires (Section 4.02 of Schedule “5”). The Plan presently has no such extension provisions. This revision is specifically authorized by the TSX.

•

A provision that if any Option has been exercised, the number of Common Shares into which such option was exercised shall become available to be issued upon the exercise of options subsequently granted under the Plan (Section 5.01 of Schedule “5”). Thus upon exercise of an option, the same number of Common Shares underlying those options would become available for issuance under the Plan.  Presently the Plan allows only Common Shares underlying options which expire unexercised or are terminated to again become available for issuance upon the exercise of options subsequently granted under the Plan. The policies of the TSX permit this provision provided that it is re-approved by shareholders every three years.

•

An amendment that changes the maximum number of Common Shares to be reserved for issuance on the exercise of Options granted under the Plan from a fixed maximum of 19,500,000 Common Shares to a rolling 10% of the issued and outstanding Common Shares outstanding from time to time (Section 5.02 of Schedule “5”).

•

A revision to the restrictions on the maximum number of Shares under the plan and any other share compensation arrangement of the company (i) issued to Insiders within any one year period, and (ii) issuable to Insiders at any time, may not exceed 10% of the company's issued and outstanding shares (Section 5.03 of Schedule “5”).

•

A specific amending provision that details the amendments to the Plan that may be made by the Board of Directors without shareholder approval (Section 8.01 of Schedule “5”) and to detail certain amendments to the Plan that specifically require shareholder approval (Section 8.03 of Schedule “5”).  These changes are intended to implement changes permitted by the TSX and do not materially change the existing Plan.

•

Some minor amendments to update definitions in the Plan.

If the Amended Plan is approved as at August 19, 2009, the maximum number of Common Shares that may be reserved for issuance for all purposes under the Amended Plan would be 16,158,700 (representing 10% of the Company’s issued and outstanding Common Shares). The 12,564,720 options that have been exercised will be re-issuable under the Plan, resulting in 11,660,997 Common Share available for future option grants (representing 7.2% of the Company’s issued and outstanding Common Shares).

Shareholders will be asked to approve the Amended Plan by passing the following ordinary resolution:

“RESOLVED, as an ordinary resolution, that:

1.

The adoption of the Company’s Amended Plan with terms substantially as described in the Information Circular of the Company dated August 19, 2009, and the authorization for reissuance under the Plan of the 12,564,720 Common Shares issued pursuant to previous option exercises under the Amended Plan, be and are hereby ratified and approved.

2.

All unallocated stock options and entitlements under the Company’s Amended Plan are hereby approved until September 30, 2012.

3.

The Company be and is hereby authorized to grant stock options pursuant to and subject to the terms and conditions of the Amended Plan entitling the option holders to purchase Common Shares.

4.

The Board of Directors of Silvercorp or any committee created pursuant to the Amended Plan be and it is hereby authorized to make such amendments to the Plan from time to time, as may be required by the applicable regulatory authorities, or may in its discretion, be considered appropriate by the Board of Directors or committee, in its sole discretion, provided always that such amendments be subject to the approval of the regulatory authorities, if applicable, and in certain cases, in accordance with the terms of the Amended Plan, the approval of the shareholders of the Company.

5.

Any one Director of the Company be and is hereby authorized to execute any and all documents as the Director deems necessary to give effect to the transactions contemplated in the Amended Plan.

6.

The Company be and is hereby authorized to abandon or terminate all or any part of the adoption of the Amended Plan, if the Board of Directors deems it appropriate and in the best interest of the Company to do so.”

Approval of Option Exercise Date Extension

Pursuant to the provisions of the Plan that will permit an option term of up to 10 years, the Company proposes to extend the term of options granted on October 24, 2004 to Dr. Rui Feng, CEO of the Company, to purchase up to 190,000 Common Shares at a price of CAD$0.18 per share, from the current expiry date of October 24, 2009 to January 25, 2010.  The closing price of the Company’s Common Shares on the TSX as of the date of this Information Circular was $3.47. The Directors are proposing this extension to encourage the CEO to exercise stock options and to continue to hold Common Shares on a tax deferred basis.

In order to approve the extension of the option described above, an ordinary resolution of disinterested shareholders must be passed at the Meeting.  Dr. Rui Feng is an insider of the Company and has an interest in this transaction and therefore the 3,399,800 Common Shares (representing 2.1% of the Company’s issued and outstanding Common Shares) held by Dr. Rui Feng will be excluded from voting on the approval of this resolution.  The shareholders will be asked at the Meeting to pass an ordinary resolution as follows:

“RESOLVED, as an ordinary resolution, that:

1.

The extension of an existing option held by Dr. Rui Feng, Chief Executive Officer of the Company, to purchase up to 190,000 Common Shares at CAD$0.18 from a current expiry date of October 24, 2009 to January 25, 2010, be and is hereby approved.”

2.

Any one Director of the Company be and is hereby authorized to execute any and all documents as the Director deems necessary to give effect to the transactions contemplated by this resolution.”

OTHER BUSINESS

Management of the Company knows of no other matters which will come before the Meeting, other than as set forth above and in the Notice of Meeting, but if such should occur, the persons named in the accompanying Form of Proxy intend to vote on them in accordance with their best judgment exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting, or any adjournments thereof.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on the System for Electronic Document Analysis and Retrieval (SEDAR), website at www.sedar.com.

Financial information regarding the Company and its affairs is provided in the Company’s comparative financial statements and management discussion and analysis (“MD&A”) for its financial year ended March 31, 2009.  Shareholders may contact the Company at the address set out on the face page of this Information Circular to request free copies of the Company’s financial statements and MD&A, alternatively they can be found at www.sedar.com and the Company’s website at www.silvercorp.ca

BOARD APPROVAL

The contents of this Information Circular have been approved and its mailing has been authorized by the directors of the Company.

Dated at Vancouver, British Columbia, this 19th day of August, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

“Dr. Rui Feng”
Dr. Rui Feng¸ Chairman, CEO and Director

SCHEDULE “1”

THE BOARD OF DIRECTOR CHARTER

The Board is responsible for the stewardship of the Company and for the oversight of its management and affairs.

Directors shall exercise their best business judgment in a manner consistent with their fiduciary duties.  The Board’s primary responsibilities, which are discharged directly and through delegation to its Committees, include the following:

•

To act honestly and in good faith with a view to the best interests of the Company.

•

To exercise due care, diligence and skill that reasonably prudent persons would exercise in comparable circumstances.

•

Consistent with its responsibilities to the Company, to further the interests of the shareholders.

•

To consider business opportunities and risks, and to adopt strategic plans from time to time.

•

To identify the principal risks of the Company’s business, and to implement an appropriate system to manage these risks.

•

To develop an investor relations and shareholder communications policy for the Company.

•

To oversee management’s adoption of effective internal control and management information systems.

•

To review and approve annual and quarterly financial statements and the publication thereof by management.

•

To approve operating plans and any capital budget plans.

•

To select and approve all key executive appointments, and to monitor executive development.

•

To develop the Company’s approach to corporate governance, including establishing a set of corporate governance principles and guidelines that are specifically applicable to the Company.

•

To adopt a code of conduct to govern employees and management in their activities for and on behalf of the Company.

•

To promote a culture of integrity throughout the Company consistent with the adopted code of conduct.

•

To take action on issues that by law or practice require the independent action of a Board or one of its Committees.

•

To oversee management in its implementation of effective programs to provide a safe work environment, to employ sound environmental practices, and to operate in accordance with applicable laws, regulations and permits.

•

To oversee management in its implementation of an effective communications policy with regard to investors, employees, the communities in which it operates and the governments of those communities.

SCHEDULE “2”

CORPORATE GOVERNANCE COMMITTEE CHARTER

The Company has established a Corporate Governance Committee of the Board of Directors which consists of three or more directors, a majority of whom shall be independent.  The Committee meets at least annually, or more frequently as required.

The Committee’s mandate is to assist the Board in establishing and maintaining a sound system of corporate governance through a process of continuing assessment and enhancement.

The Committee’s duties and responsibilities are:

•

To advise the Chairman of the Board and the Board on matters of corporate governance, including adherence to any governance guidelines or rules established by applicable regulatory authorities.

•

To advise the Board on issues of conflict of interest for individual directors.

•

To examine the effectiveness of the Company’s corporate governance practices at least annually and to propose such procedures and policies as the Committee believes are appropriate to ensure that the Board functions independently of management, management is accountable to the Board and procedures are in place to monitor the effectiveness of performance of the Board, committees of the Board and individual directors.

•

To develop and review, together with the Chairman, CEO and the President of the Board, annual Board goals or improvement priorities.

•

To identify and to recommend to the Board suitable candidates for nomination as new directors, and to review the credentials of directors standing for re-election.

•

With assistance of management, to organize and provide an orientation program for new directors where appropriate.

•

To periodically review the mandates of the Board and committees of the Board and determine what additional committees of the Board, if any, are required or appropriate.

•

To develop such codes of conduct and other policies as are appropriate to deal with the confidentiality of the Company’s information, insider trading and the Company’s timely disclosure and other public company obligations.

•

To take such other steps as the Committee decides are appropriate, in consultation with the Board, to ensure that proper corporate governance practices are in place for the Company, with reference to the Toronto Stock Exchange guidelines or recommendations and other regulatory requirements on corporate governance.

•

To review its charter and assess annually the adequacy of this mandate, the effectiveness of its performance and, when necessary, and to recommend changes to the Board of Directors for its approval.

SCHEDULE “3”

COMPENSATION COMMITTEE CHARTER

The Compensation Committee of the Board of Directors consists of at least three Directors, a majority of whom shall be independent.  The Committee meets at least annually, or more frequently as required.

The purpose of the Compensation Committee is to assist the Board in discharging its duties relating to compensation of the executive officers of the Company, the goals are to enable the Company to attract, retain and motivate the most qualified talent who will contribute to the long term success of the Company by aligning compensation with the Company’s business objectives and performance, and aligning incentives with the interests of shareholders to maximize shareholders’ value.

The Committee’s duties and responsibilities are:

•

To make recommendations to the Board with respect to the compensation of senior management and executive officers of the Company.

•

To review the compensation and benefits of the directors in their capacity as directors of the Company to ensure that such compensation reflects the responsibilities and risks involved in being a director.

•

To review and make recommendations to the Board as to the general compensation and benefits policies and practices of the Company, including incentive stock options for all employees, consultants, directors and officers.

•

To review the disclosure to be made of director and executive remuneration in the Management Information Circular.

•

To ensure there are appropriate training, development and benefit programs in place for management and staff.

•

To review and make recommendations to the Board for its approval on any special compensation and benefit arrangements.

•

To review its compensation practices by comparing them to surveys of relevant competitors and to set objective compensation based on this review.

•

To perform such other functions as the Board may from time to time assign to the Committee.

•

To review its charter and assess annually the adequacy of this mandate, the effectiveness of its performance, and to recommend changes to the Board for its approval.

SCHEDULE “4”

AUDIT COMMITTEE CHARTER

I.

Purpose

The main objective of the Audit Committee is to act as a liaison between the Board and the Company’s independent auditors (the “Auditors”) and to assist the Board in fulfilling its oversight responsibilities with respect to (a) the financial statements and other financial information provided by the Company to its shareholders, the public and others, (b) the Company’s compliance with legal and regulatory requirements, (c) the qualification, independence and performance of the Auditors and (d) the Company's risk management and internal financial and accounting controls, and management information systems.

Although the Committee has the powers and responsibilities set forth in this Charter, the role of the Committee is oversight.  The members of the Committee are not full-time employees of the Company and may or may not be accountants or auditors by profession or experts in the fields of  accounting or auditing and, in any event, do not serve in such capacity. Consequently, it is not the duty of the Committee to conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations.

II.

Organization

The Committee shall consist of three or more directors and shall satisfy the laws governing the Company and the independence, financial literacy, expertise and experience requirements under applicable securities law, stock exchange and any other regulatory requirements applicable to the Company.

The members of the Committee and the Chair of the Committee shall be appointed by the Board.  A majority of the members of the Committee shall constitute a quorum. A majority of the members of the Committee shall be empowered to act on behalf of the Committee.  Matters decided by the Committee shall be decided by majority votes.

Any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee as soon as such member ceases to be a director.

The Committee may form and delegate authority to subcommittees when appropriate.

III.

Meetings

The Committee shall meet as frequently as circumstances require, but not less frequently than four times per year.  The Committee shall meet at least quarterly.

The Committee may invite, from time to time, such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee.

The Company’s accounting and financial officer(s) and the Auditors shall attend any meeting when requested to do so by the Chair of the Committee.

IV.

Responsibilities

(1)

The Committee shall recommend to the Board of directors:

(a)

the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company; and

(b)

the compensation of the external auditor.

(2)

The Committee shall be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

(3)

The Committee must pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company's external auditor.

(4)

The Committee must review the Company's financial statements, MD&A and annual and interim earnings press releases before the Company publicly discloses this information.

(5)

The Committee must be satisfied that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements, other than the public disclosure referred to in subsection (4), and must periodically assess the adequacy of those procedures.

(6)

The Committee must establish procedures for:

(a)

the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(b)

the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

(7)

An audit committee must review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer.

V.

Authority

The Committee shall have the following authority:

(a)

to engage independent counsel and other advisors as it determines necessary to carry out its duties,

(b)

to set and pay the compensation for any advisors employed by the Committee, and

(c)

to communicate directly with the internal and external auditors

SCHEDULE “5”

AMENDED STOCK OPTION PLAN

Silvercorp Metals Inc.

STOCK OPTION PLAN (2002)

(amended October 20, 2004,  October 24, 2005, August 24, 2006 and August 12, 2009)

PART 1
INTERPRETATION

1.01

Definitions  In this Plan the following words and phrases shall have the following meanings, namely:

(a)

“Board” means the board of directors of the Company and includes any committee of directors appointed by the directors as contemplated by to Section 3.01 hereof;

(b)

“Company” means SILVERCORP METALS INC.;

(c)

“Consultant” means an individual who provides consulting, technical, management or other services to the Company or any of its subsidiaries, including a Service Provider as defined by The Toronto Stock Exchange, and who is permitted by Exchange Policy and by Securities Laws to receive, either directly or through a company, shares or options of the Company in exchange for services;

(d)

“Director” means any director of the Company or of any of its subsidiaries;

(e)

“Employee” means any individual in the employment of the Company or any of its subsidiaries or of a company providing management or administrative services to the Company;

(f)

“Exchange” means the The Toronto Stock Exchange;

(g)

“Exchange Policy” means the policies, bylaws, rules and regulations of the Exchange governing the granting of Options by the Company, as amended from time to time;

(h)

“Expiry Date” means not later than ten years from the date of grant of the Option or such shorter period as prescribed by the Exchange;

(i)

“Insider” has the meaning ascribed thereto in the Securities Act;

(j)

“Joint Actor” means a person acting “jointly or in concert with” another person as that phrase is interpreted in Section 1.9 of Multilateral Instrument 62-104;

(k)

“Option” means a stock option to purchase Shares of the Company granted under this Plan.

(l)

“Option Agreement” has the  meaning given to such term in Section 3.05 hereof;

(m)

“Option Price” means the closing market price for the Company’s Shares on the Exchange on the trading day prior to the date of grant of the Options;

(n)

“Officer” means any officer of the Company or of any of its subsidiaries as defined in the Securities Act;

(o)

“Outstanding Issue” means the issued and outstanding Shares, as determined by Exchange Policy and by Securities Laws;

(p)

“Participants” has the  meaning given to such term in Section 3.03 hereof;

(q)

“Plan” means this stock option plan as from time to time amended;

(r)

“Securities Act” means the Securities Act, R.S.B.C. 1996, c.418, as amended, from time to time;

(s)

“Securities Laws” means the acts, policies, bylaws, rules and regulations of the Canadian securities commissions governing the granting of Options by the Company, as amended from time to time;

(t)

“Shares” means common shares of the Company.

1.02

Gender  Throughout this Plan, words importing the masculine gender shall be interpreted as including the female gender.

PART 2
PURPOSE OF PLAN

2.01

Purpose  The purpose of this Plan is to attract and retain Employees, Consultants, Officers or Directors to the Company and to motivate them to advance the interests of the Company by affording them with the opportunity to acquire an equity interest in the Company through Options granted under this Plan to purchase Shares.

PART 3
GRANTING OF OPTIONS

3.01

Administration  This Plan shall be administered by the Board or, if the Board so elects, by a committee (which may consist of only one person) appointed by the Board from its members.

3.02

Committee's Recommendations  The Board may accept all or any part of recommendations of the committee or may refer all or any part thereof back to the committee for further consideration and recommendation.

3.03

Grant by Resolution  The Board may, by resolution, designate eligible persons who are bona fide Employees, Consultants, Officers or Directors, or corporations employing or wholly owned by such Employee, Consultant, Officer or Director, to whom Options should be granted and specify the terms of such Options which shall be in accordance with Exchange Policy and Securities Laws (“Participants”).

3.04

Terms of Option  The resolution of the Board shall specify the number of Shares that should be placed under Option to each such Employee, Consultant, Officer or Director, the Option Price to be paid for such Shares upon the exercise of each such Option, and the period, including any applicable vesting periods required by Exchange Policy, or by the Board or Committee, during which such Option may be exercised.

3.05

Written Agreement  Every Option granted under this Plan shall be evidenced by a written agreement (the “Option Agreement”), containing such terms and conditions as are required by Exchange Policy and Securities Laws, between the Company and the optionee and, where not expressly set out in the agreement, the provisions of such agreement shall conform to and be governed by this Plan.  In the event of any inconsistency between the terms of the agreement and this Plan, the terms of this Plan shall govern.

PART 4
CONDITIONS GOVERNING THE GRANTING AND EXERCISING OF OPTIONS

4.01

Exercise Price  The exercise price of an Option granted under this Plan shall not be less than the Option Price at the time of granting the Options.

4.02

Expiry Date  Each Option shall, unless sooner terminated, expire on a date to be determined by the Board which will not be later than the Expiry Date, except that in the circumstance where the end of the term of an Option falls within, or within two business days after the end of a self-imposed “black out” or similar period imposed under any insider trading policy or similar policy of the Company. In such circumstances, the end of the term of such Option shall be the tenth business day after the earlier of the end of such black out period, or, provided the black out period has ended, the Expiry Date.

4.03

Different Exercise Periods, Prices and Number  The Board may, in its absolute discretion, upon granting an Option under this Plan and subject to the provisions of Section 6.03 hereof, specify a particular time period or periods following the date of granting the Option during which the optionee may exercise his Option to purchase Shares and may designate the exercise price and the number of Shares in respect of which such optionee may exercise his Option during each such time period.

4.04

Number of Shares  The number of Shares reserved for issuance to any one person pursuant to Options granted under this Plan shall not exceed 5% of the outstanding Shares at the time of granting of the Options.

4.05

Termination of Employment  If a Director, Officer, Consultant or Employee ceases to be so engaged by the Company for any reason other than death, such Director, Officer, Consultant or Employee shall have such rights to exercise any Option not exercised prior to such termination within a period of 90 calendar days after the date of termination, or such shorter period as may be set out in the optionee’s  Option Agreement.

4.06

Death of Optionee  If a Director, Officer, Consultant or Employee dies prior to the expiry of his Option, his legal representatives may, within the lesser of one year from the date of the optionee's death or the expiry date of the Option, exercise that portion of an Option granted to the Director, Officer, Consultant or Employee under this Plan which remains outstanding.

4.07

Assignment  No Option granted under this Plan or any right thereunder or in respect thereof shall be transferable or assignable otherwise than by will or pursuant to the laws of succession except that, if permitted by the rules and policies of the Exchange, an optionee shall have the right to assign any Option granted to him hereunder to a trust, RRSP, RESP or similar legal entity established by such optionee.

4.08

Notice  Options shall be exercised only in accordance with the terms and conditions of the agreements under which they are respectively granted and shall be exercisable only by notice in writing to the Company.

4.09

Payment  Options may be exercised in whole or in part at any time prior to their lapse or termination.  Shares purchased by an optionee on exercise of an Option shall be paid for in full at the time of their purchase.

4.10

Options to Employees, Consultants or Management Company Employees  In the case of Options granted to Employees, Consultants or Management Company Employees, the optionee must be a bona-fide  Employee, Consultant or Management Company Employee, as the case may be, of the Company or its subsidiary.

PART 5
RESERVE OF SHARES FOR OPTIONS

5.01

Sufficient Authorized Shares to be Reserved  Whenever the Notice of Articles or Articles of the Company limit the number of authorized Shares, a sufficient number of Shares shall be reserved by the Board to satisfy the exercise of Options granted under this Plan.  Shares that were the subject of Options that have lapsed or terminated shall thereupon no longer be in reserve and may once again be subject to an Option granted under this Plan. If any Option has been exercised, the number of Shares into which such Option was exercised shall become available to be issued upon the exercise of Options subsequently granted under the Plan.

5.02

Maximum Number of Shares to be Reserved Under Plan  The aggregate number of Shares which may be subject to issuance pursuant to Options granted under this Plan, inclusive of all other stock options outstanding shall be equal to ten per cent (10%) of the Outstanding Issue, from time to time.

5.03

Maximum Number of Shares Reserved Unless authorized by shareholders of the Company, this Plan, together with all of the Company's other previously established or proposed stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of Shares, shall not result, at any time, in:

(a)

the number of Shares (i) issued to Insiders, within any one year period, and (ii) issuable to Insiders, at any time, exceeding 10% of the Outstanding Issue;

(b)

the issuance to any one Insider and such Insider's associates, within a one year period, of a number of Shares exceeding 5% of the Outstanding Issue; or

(c)

if required by Exchange Policy or Securities Laws, the issuance to Consultants of a number of Shares exceeding 2% of the Outstanding Issue.

PART 6
CHANGES IN OPTIONS

6.01

Share Consolidation or Subdivision  In the event that the Shares are at any time subdivided or consolidated, the number of Shares reserved for Option and the price payable for any Shares that are then subject to Option shall be adjusted accordingly.

6.02

Stock Dividend  In the event that the Shares are at any time changed as a result of the declaration of a stock dividend thereon, the number of Shares reserved for Option and the price payable for any Shares that are then subject to Option may be adjusted by the Board to such extent as they deem proper in their absolute discretion.

6.03

Effect of a Take-Over Bid  If a bona fide offer ( an “Offer”) for Shares is made to the optionee or to shareholders of the Company generally or to a class of shareholders which includes the optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company, within the meaning of subsection 1(1) of the Securities Act, the Company shall, upon receipt of notice of the Offer, notify each optionee of full particulars of the Offer, whereupon all Shares subject to such Option (“Option Shares”) will become Vested and the Option may be exercised in whole or in part by the optionee so as to permit the optionee to tender the Option Shares received upon such exercise, pursuant to the Offer.  However, if:

(a)

the Offer is not completed within the time specified therein including any extensions thereof; or

(b)

all of the Option Shares tendered by the optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof,

then the Option Shares received upon such exercise, or in the case of clause (b) above, the Option Shares that are not taken up and paid for, may be returned by the optionee to the Company and reinstated as authorized but unissued Shares and with respect to such returned Option Shares, the Option shall be reinstated as if it had not been exercised and the terms upon which such Option Shares were to become vested pursuant to section 4.03 shall be reinstated.  If any Option Shares are returned to the Company under this section 6.03, the Company shall immediately refund the exercise price to the optionee for such Option Shares.

6.04

Acceleration of Expiry Date  If at any time when an Option granted under the Plan remains unexercised with respect to any unissued Option Shares, an Offer is made by an offeror, the Directors may, upon notifying each optionee of full particulars of the Offer, declare all Option Shares issuable upon the exercise of Options granted under the Plan, Vested, and declare that the Expiry Date for the exercise of all unexercised Options granted under the Plan is accelerated so that all Options will either be exercised or will expire prior to the date upon which Shares must be tendered pursuant to the Offer.

6.05

Effect of a Change of Control  If a Change of Control (as defined below) occurs, all Option Shares subject to each outstanding Option will become vested, whereupon such Option may be exercised in whole or in part by the optionee.  “Change of Control” means the acquisition by any person or by any person and a Joint Actor, whether directly or indirectly, of voting securities (as defined in the Securities Act) of the Company, which, when added to all other voting securities of the Company at the time held by such person or by such person and a Joint Actor, totals for the first time not less than fifty percent (50%) of the outstanding voting securities of the Company or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board of the Company.

PART 7
SECURITIES LAWS AND EXCHANGE POLICIES

7.01

Exchange's Rules and Policies Apply  This Plan and the granting and exercise of any Options hereunder are also subject to such other terms and conditions as are set out from time to time in the Securities Laws and Exchange Policies and such rules and policies shall be deemed to be incorporated into and become a part of this Plan.  In the event of an inconsistency between the provisions of such rules and policies and of this Plan, the provisions of such rules and policies shall govern.  In the event that the Company’s listing changes from one tier to another tier on a stock exchange or the Company’s shares are listed on a new stock exchange, the granting of Options shall be governed by the rules and policies of such new tier or new stock exchange and unless inconsistent with the terms of this Plan, the Company shall be able to grant Options pursuant to the rules and policies of such new tier or new stock exchange without requiring shareholder approval.

PART 8
AMENDMENT OF PLAN

8.01

Board May Amend  Subject to Section 8.03 hereof, the Board may, without prior notice to the shareholders and without further shareholder approval, at any time and from time to time, amend the Plan or any provisions thereof, or the form of Option Agreement or instrument to be executed pursuant to the Plan, in such manner as the Board, in its sole discretion, determines appropriate:

(a)

for the purposes of making formal minor or technical modifications to any of the provisions of the Plan;

(b)

to correct any ambiguity, defective provisions, error or omission in the provisions of the Plan;

(c)

to change any vesting provisions of Options;

(d)

to change the termination provisions of the Options or the Plan;

(e)

to change the persons who qualify as eligible Participants under the Plan;

(f)

to add a cashless exercise feature to the Plan;

(g)

to add or change provisions relating to any form of financial assistance provided by the Issuer to Participants that would facilitate the purchase of securities under the Plan;

(h)

to extend the term of any Option previously granted under the Plan to non-Insiders; and

(i)

to reduce the exercise price of any Option previously granted under the Plan to non-Insiders,

provided, however, that: no such amendment of the Plan may be made without the consent of such affected Participant if such amendment would adversely affect the rights of such Participant under the Plan.

8.02

Termination  The Board may terminate this Plan at any time provided that such termination shall not alter the terms or conditions of any Option or materially impair any right of any Participant pursuant to any Option granted prior to the date of such termination except with the consent of such Participant and notwithstanding such termination the Issuer, such Options and such Participants shall continue to be governed by the provisions of this Plan.

8.03

Amendments Requiring Shareholder Approval. Shareholder approval shall be obtained in accordance with the requirements of the Exchange for any amendment that results in:

(a)

an increase in the number of shares issuable under Options granted pursuant to the Plan;

(b)

a reduction in the exercise price of an Option granted to an Insider of the Company; or

(c)

an extension of the term of an Option granted under the Plan benefiting an Insider of the Company.

PART 9
EFFECT OF PLAN ON OTHER COMPENSATION OPTIONS

9.01

Other Options Not Affected  This Plan is in addition to any other existing stock options granted prior to and outstanding as at the date of this Plan and shall not in any way affect the policies or decisions of the Board in relation to the remuneration of Directors, Officers, Consultants and Employees.

PART 10
OPTIONEE'S RIGHTS AS A SHAREHOLDER

10.01

No Rights Until Option Exercised  An optionee shall be entitled to the rights pertaining to share ownership, such as to dividends, only with respect to Shares that have been fully paid for and issued to him upon exercise of an Option.

PART 11
EFFECTIVE DATE OF PLAN

11.01

Effective Date  This Plan shall become effective upon the later of the date of acceptance for filing of this Plan by the Exchange or the approval of this Plan by the shareholders of the Company, however, Options may be granted under this Plan prior to the receipt of approval by shareholders and acceptance from the Exchange.

DATE OF PLAN: November 14, 2002

AMENDED: October 20, 2004; October 24, 2005, August 24, 2006, and August 12, 2009.

APPENDIX “A” COROPRATE GOVERNANCE DISCLOSURE OF SILVERCORP METALS INC. (the “Company”)
	Governance Disclosure Guidelines under National Instrument 58-101 Disclosure of Corporate Governance Practices(“NI 58-101”)	Corporate Governance Practices of the Company
1.	Board of Directors
(a)	Disclose the identity of directors who are independent.

The following members of the board of directors of the Company (the “Board”) are considered to be “independent”, within the meaning of NI 58-101: S. Paul Simpson, Greg Hall, Earl Drake, Robert Gayton and Yikang Liu.

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.	The following directors are not independent for the reasons stated: Dr. Rui Feng is currently CEO and Chairman of the Company and Myles Gao is currently President and COO of the Company.
(c)

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board does to facilitate its exercise of independent judgment in carrying out its responsibilities.

A majority of the Company’s directors are independent, as five of the seven persons nominated as directors qualify as independent directors for the purposes of NI 58-101.
(d)

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in the same jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Dr. Rui Feng is a director of New Pacific Metals Corp., S. Paul Simpson is a director and chairman of Maxy Gold Corp. and Robert Gayton is a director of Nevsun Resources Ltd., Amerigo Resources Ltd., Intrinsyc Software International Inc., Palo Duro Energy Inc., B2Gold Corp., Quaterra Resources Inc., Western Copper Corp., Eastern Platinum Ltd. and Trans National Minerals Inc.

(e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.  If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

The independent directors hold meetings at which non-independent directors and members of management are not in attendance at the end of every regularly scheduled board meeting.   Four such meetings have been held since March 31, 2008.

(f)

Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

Dr. Rui Feng, Chair of the Board, is not an independent director.  The Board does not currently have an independent lead director.

The Board adopted a formal written mandate which defines its stewardship responsibilities to which all Board members strictly adhere.

The Board also adopted position descriptions for the Chair, the Chair of each Board Committee and the CEO.

The terms of the Board’s Mandate are attached hereto as Schedule “1” The Board of Directors Charter.

(g)	Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.	The disclosure of the attendance record of each of the directors’ is disclosed in the Information Circular under the heading “Corporate Governance - Summary of Attendance of Directors”
2.	Board Mandate
Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

The Board has adopted a formal written mandate which defines its stewardship responsibilities.

The terms of the Board of Directors Mandate are attached hereto as Schedule “1” The Board of Directors Charter of the Company.

In addition, the committees of the Board have adopted formal written mandates that define their roles and responsibilities.  The mandates are attached hereto as : Schedule “2” Corporate Governance Committee Charter, Schedule “3”  Compensation Committee Charter; and Schedule “4” Audit Committee Charter.

3.	Position Descriptions
(a)

Disclose whether or not the Board has developed written position descriptions for the Chair and the Chair of each Board committee. If the Board has not developed written position descriptions for the Chair and/or the Chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

The Board has developed written position descriptions for the Chair and the Chair of each Board Committee.
(b)

Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

The Board and CEO have adopted a written position description for the CEO.
4.	Orientation and Continuing Education

(a)

Briefly describe what measures the Board takes to orient new directors regarding (i) the role of the Board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

Each new director, on joining the Board, is given an outline of the nature of the Company’s business, its corporate strategy, current issues within the Company, the expectations of the Company concerning input from directors and the general responsibilities of the Company’s directors.

The Company provides new directors with an orientation program upon joining the Company that includes copies of relevant financial, technical, geological and other information regarding its properties, as well as meetings with management.

Board members are encouraged to communicate with management and auditors, to keep themselves current with industry trends and developments, and to attend related industry seminars.  The Company may also request that Board members be advised by counsel to the Company of their legal obligations as directors of the Company.  Directors have been and will continue to be given tours of the Company’s mines and development sites to give such directors additional insight into the Company’s business.

(b)

Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Directors have been and will continue to inspect the Company’s sites of mining operations, mine development, and exploration sites to give the directors an updated view of the Company’s business.

In addition, from time to time the Company instructs its general counsel to circulate to the Board members a memorandum summarizing new and evolving precedents applicable to directors of public companies with respect to their conduct, duties and responsibilities.  Individual board members from time to time attend continuing education courses to stay abreast of latest developments in corporate governance and regulatory compliance issues.

5.	Ethical Business Conduct
(a)

Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code: (i) disclose how a person or company may obtain a copy of the code; (ii) describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and (iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

As part of its stewardship responsibilities, the Board approved a formal “Code of Business Conduct and Ethics” (the “Code”) that is designed to deter wrong-doing and to promote honest and ethical conduct and full, accurate and timely disclosure.  A copy of the Code is available of the Company’s website, www.silvercorp.ca and may be obtained by contacting the Company at the address on the cover of this Information Circular or at www.sedar.com.

The Company’s corporate governance committee is responsible for setting the standards of business conduct contained in the Code and for overseeing and monitoring compliance with the Code.  The Code also sets out mechanisms for the reporting of unethical conduct.

The Code is applicable to all employees, consultants, officers and directors, regardless of their position with the Company, at all times and everywhere the Company does business.  The Code provides that the Company’s employees, consultants, officers and directors will uphold its commitment to a culture of honesty, integrity and accountability.

The Board has not granted any waiver of the Code in favor of a director or executive officer, and no material change report has been required or filed in connection with the Code.

When proposed transactions or agreements in which directors or officers may have an interest, material or not, are presented to the Board, the directors are required to disclose any such interest and the persons who have such an interest are excluded from all discussion on the matter and are not permitted to vote on the proposal.  All such interests in transactions or agreements involving senior management are dealt with by the Board, regardless of apparent immateriality.

The  Board also adopted a formal “Code of Ethical Conduct for Financial Managers” that is applicable to all Financial Managers of the Company, being the Company’s Chief Executive Officer, Chief Financial Officer, principal accounting officer, controller and persons performing similar functions.

Further, the Board approved and implemented a “Whistle Blower” process available to all directors, officers, employees, and any other party.  The Chair of the Audit Committee monitors and reports any wrong doing to the Audit Committee.  For the most recently completed financial year, no events were reportable.

The Board approved and implemented a Corporate Disclosure Policy to ensure that communications to the investing public about the Company and its subsidiaries are timely, factual and accurate; and broadly disseminated in accordance with all applicable legal and regulatory requirements.

(b)

Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Directors must disclose to the Company’s general counsel any instances in which they perceive they have a material interest in any matter being considered by the Board; and if it is determined there is a conflict of interest, or that a material interest is held, the conflict must be disclosed to the Board. In addition, the interested Board member must refrain from voting and exit the meeting while the transaction at issue is being considered by the Board.

(c)	Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

The Company’s  Corporate Governance and Compensation Committee is responsible for setting the standards of business conduct contained in the Code and for overseeing and monitoring compliance with the Code.

The Board sets the tone for ethical conduct throughout the Company by considering and discussing ethical considerations when reviewing the corporate transactions of the Company.

6.	Nomination of Directors
(a)	Describe the process by which the Board identifies new candidates for Board nomination.

The Board is responsible for recommending candidates for nomination to the Board and its committees.  The Corporate Governance and Compensation Committee, which is composed entirely of independent directors, assists the Board by identifying and recommending to the Board suitable candidates for nomination as new directors.

The Board of Directors has adopted a majority voting policy as advocated by the Canadian Coalition for Good Governance.  Each director nominee has agreed to tender their resignation from the board if they obtain less than a majority of votes in favour of their election in uncontested elections.

(b)

Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

The Company’s Corporate Governance and Compensation Committee is composed entirely of independent directors.  New nominees must have one or more of the following attributes: a track record in general business management, particularly with public companies; special expertise in an area of strategic interest to the Company; and financial literacy.  Nominees must also have the ability to devote the required time to the Company, show support for the Company’s mission and objectives, and have a willingness to serve the Company and its shareholders.

(c)	If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Board is composed of individuals who will best serve the interest of the Company and assist management in achieving the Company’s goals.  Members of the Board and representatives of the mining industry are often consulted for potential candidates.

7.	Compensation

(a)	Describe the process by which the Board determines the compensation for the issuer’s directors and officers.

The Company’s CEO and Corporate Governance and Compensation Committee review overall compensation policies and make recommendations to the Board on the compensation of the Company’s CEO and directors.  The Compensation Committee has delegated to the Chief Executive Officer authority to set compensation for other officers.

(b)

Disclose whether or not the Board has a Compensation Committee composed entirely of independent directors. If the Board does not have a Compensation Committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

The Corporate Governance and Compensation Committee must be comprised of at least three Directors, a majority of whom shall be independent.  The Chair of the Corporate Governance and Compensation Committee is currently S. Paul Simpson.

(c)	If the Board has a Compensation Committee, describe the responsibilities, powers and operation of the Compensation Committee.	Disclosure about the responsibilities, powers and operation of the Compensation Committee is included in the Information Circular under the heading “Corporate Governance and Compensation Committee”
(d)

If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

Within the last fiscal year no consultants or advisors were retained to assist in determining compensation.

The Compensation Committee did purchase the 2008 Mining Industry Salary Survey compiled by a large international accounting firms to confirm the reasonableness of the CEO’s compensation package relative to other North American mining companies with similar revenues.

8.	Other Board Committees
	If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board has no other committees other than as noted above.
9.	Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Corporate Governance and Compensation Committee and the Board annually, and at such other times as they deem fit, monitor the adequacy of information given to directors, communications between the Board and management and the strategic direction and processes of the Board and its committees.

As part of the assessments, the Board and/or the committees review their respective charters and conduct reviews of applicable corporate policies.